TATA

31st May 2002 02 JUN 19 AM 11:29
BJ/SH-L2/1058

[redacted]

02042012

BSE
1st Floor, New Trading Ring,
Rotunda Building, P J Towers,
Dalal Street, Fort,
Mumbai 400 001.

Attn: Market Operations Dept

Dear Sirs,

Security Code	Type of Security	Book Closure		Purpose
		From	To	
400 500400	Equity Shares	23-7-2002	6-8-2002	Annual closure for the purpose of Annual General Meeting, in terms of Clause 16 of the Listing Agreement

Yours faithfully,
For The Tata Power Co. Ltd.

(B J Shroff)
Company Secretary

PROCESSED
JUN 26 2002
THOMSON FINANCIAL

cc: Securities and Exchange Commission,
450 Fifth Street, N.W.,
Washington D.C. 20549,
U.S.A.

SUPPL

6/19

TATA POWER
The Tata Power Company Limited
Registered Office Bombay House 24 Homi Mody Street Mumbai 400 001
Tel 91 22 204 9131 Fax 91 22 204 5359